CHW Acquisition Corporation

2 Manhanttanville Road, Suite 403

New York, NY 10577

VIA EDGAR

August 23, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Pam Howell

Re:	CHW Acquisition Corporation

Amended Registration Statement on Form S-1

Submitted August 18, 2021

File No. 333-254422

Dear Ms. Howell:

CHW Acquisition Corporation, a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 20, 2021, regarding the Company’s Amended Registration Statement on Form S-1 submitted to the Commission on August 18, 2021 (the “Amended Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing the Company’s Amendment No. 4 to Registration Statement on Form S-1 with the Commission through EDGAR.

Registration Statement on Form S-1 filed March 18, 2021

General

1.	We note the disclosure on the cover page that 13 anchor investors have indicated an interest to purchase up to 990,000 units each (with one anchor investor indicating an interest to purchase up to 500,000 units), with a maximum aggregate purchase of 9.8 million of the 10 million units being registered. Please disclose throughout the percent of the amount being offered that may be sold to the anchor investors and the potential material impact on the public investors due to the significant amount of the offering being purchased by the anchor investors. Additionally, please tell us whether the limited number of public investors would impact the company’s listing eligibility. Please revise the summary and risk factors to further clarify the potential impact such purchases could have upon liquidity. In addition, please clarify how the allocation will work if the full amount is purchased, as the amount allocated to each anchor investor would be greater than the maximum aggregate that may be purchased by the anchor investors.

In response to the Staff’s comment, we have revised the disclosure throughout the prospectus to disclose the percent of the amount being offered that may be sold and the potential material impact on the public investors due to the significant amount of the offering being purchased by the anchor investors, to clarify that the limited number of public investors could impact the company’s initial and continued listing eligibility, to further clarify the potential impact the anchor investments may have upon liquidity, and to clarify that, if the full amount is purchased, such amounts will be allocated among the investors proportionally based on their expressions of interest.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact to our counsel, Ari Edelman, at aedelman@reedsmith.com or by telephone at (212) 521-4234.

Sincerely,

/s/ Jonah Raskas
Jonah Raskas Co-Chief Executive Officer
CHW Acquisition Corporation

cc: Ari Edelman, Esq.